Exhibit 99.2

MAXEON SOLAR TECHNOLOGIES, LTD.

(Incorporated in the Republic of Singapore)

(Company Registration No. 201934268H)

(the "Company")

Parent Company Guarantee

THIS GUARANTEE (“Guarantee”) is made on 23 January 2026

BY

MAXEON SOLAR TECHNOLOGIES, LTD. (Registration No.: 201934268H), a company incorporated in Singapore and having its registered address at 38 Beach Road #23-11, South Beach Tower, Singapore 189767 (“Guarantor”)

IN FAVOUR OF

MFS TECHNOLOGY (S) PTE LTD (Registration No.: 198803689D), a company incorporated in Singapore and having its registered address at 801 Lorong 7 Toa Payoh, #02-01 WBL Building, Singapore 319319 (“Buyer”).

WHEREAS:-

(A) The Buyer has entered into a Share Sale and Purchase Agreement dated 23 January 2026 (“Agreement”) with SUNPOWER TECHNOLOGY LTD. (Registration No.: 125925) whose registered office is at One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands (“Vendor”) whereby the Vendor has agreed to sell to the Buyer, and the Buyer has agreed to purchase from the Vendor, the Sale Shares, on the terms and subject to the conditions set out in the Agreement.

(B) The Guarantor hereby agrees to guarantee the performance of all of the Vendor’s obligations, duties, undertakings, warranties and indemnities under the Agreement on the terms and subject to the conditions set out in this Guarantee.

NOW IT IS HEREBY AGREED as follows:-

1. Guarantee

1.1 In consideration of the Buyer entering into the Agreement with the Vendor, the Guarantor hereby irrevocably and unconditionally guarantees to the Buyer the due and punctual performance by the Vendor of each and all of its obligations, duties, undertakings, warranties and indemnities under the Agreement (“Obligations”).

2. Performance Obligations

2.1 If, at any time, there is any default, failure or omission made by the Vendor in the performance of any of the Obligations, the Guarantor shall unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) such Obligation in regard to which such default, failure or omission has been made in the manner prescribed by the Guarantee within the period reasonably required by the

Exhibit 99.2

Buyer and so that the same benefits shall be conferred on the Buyer as it would have received if such Obligation had been duly performed and satisfied by the Vendor.

3. Liability As If Sole Principal Obligor

3.1 As between the Guarantor and the Buyer (but without affecting the Obligations), the Guarantor shall remain liable under this Guarantee as if it were the sole principal obligor and not merely a guarantor provided that the aggregate liability of the Guarantor under this Guarantee shall not exceed the liability of the Vendor under the Agreement (including the limitations and exclusions of liabilities under the Agreement). The Guarantor hereby waives any right which it may have to require the Buyer to proceed first against or claim payment from the Vendor to the intent that as between the Buyer and the Guarantor, the latter shall be liable as a sole principal obligor, as if it had entered into all Obligations jointly and severally with the Vendor.

3.2 The liability of the Guarantor as aforesaid shall not be released, modified, impaired or diminished by:-

(a) any arrangements or alterations of terms (whether of the Agreement or otherwise) or any forbearance, neglect or delay in seeking performance of the Obligations hereby imposed or any granting of time for such performance;

(b) any insolvency, liquidation, administration, receivership or winding-up or dissolution of the Guarantor;

(c) any change of control or sale of the Guarantor;

(d) any other act or omission or any other event or circumstance (whether or not known by the Buyer) which but for this clause would or might operate to impair or discharge liability of the Guarantor under this Guarantee; or

(e) any misrepresentation, incorrect statement, or fraud by the Vendor or the Guarantor under the Agreement or the Guarantee respectively.

4. Representation and Warranties

4.1 The Guarantor hereby represents and warrants to the Buyer that the representations and warranties set forth in this Clause 4.1 are true and accurate and not misleading in all respects on the date of the Agreement and on the Completion Date:-

(a) the Guarantor is a company duly incorporated and validly existing under the laws of its country of incorporation;

(b) the Guarantor has the legal right and full power, capacity and authority to execute and enter into this Guarantee, which when executed will constitute valid and binding obligations on the Guarantor enforceable in accordance with the terms contained herein;

(c) the execution and delivery of, and the performance by the Guarantor of its obligations under this Guarantee will not and are not likely to result in a breach

Exhibit 99.2

of any applicable law or any provision of the constitution of the Guarantor or equivalent constitutional document of the Guarantor or any agreement, order, decree or judgment which is binding on it;

(d) the Guarantor is not insolvent or unable to pay its debts as they fall due, and no order has been made, or meeting convened for its winding up or for the appointment of a provisional liquidator or a judicial manager, and no receiver and/or manager has been appointed in respect of the whole or any part of its property, assets and/or undertaking, or in the event where such order, appointment or winding up exists, the same is stayed, dismissed, struck out or discharged, as the case may be, by the Guarantor within thirty (30) days from the date thereof;

(e) there are no suit, action, litigation, arbitration or tribunal proceedings involving the Guarantor, which might have a material adverse effect on the Guarantor’s ability to observe or perform their obligations and undertakings under this Guarantee;

(f) all consents, approvals, authorizations of any competent Governmental Authority or of any other person that are required for the execution, delivery and performance of this Guarantee have been duly obtained and are in full force and effect as of the Completion Date;

(g) all corporate authorizations, proceedings and internal approvals required for the execution, delivery and performance of this Guarantee have been duly obtained and are in full force and effect as of the Completion Date;

(h) no Action shall have been threatened or instituted against the Guarantor that seeks to enjoin the execution, delivery and performance of this Guarantee, to challenge its validity, or to assert any liability against the Guarantor on account of, such execution, delivery and performance.

If the Guarantor breaches any of the above representations and warranties, the Guarantor shall indemnify the Buyer against all Losses suffered by the Buyer as a result thereof, and if such breach makes this Guarantee invalid or unenforceable, the Buyer shall have the right to require the Guarantor to provide additional security satisfactory to the Buyer.

5. MISCELLANEOUS

5.1 This Guarantee shall be in addition to and without prejudice to and not in substitution for all other rights, remedies or security which the Buyer may now or hereafter have or hold for the performance and observance of the Obligations under the Agreement and at law.

5.2 This Guarantee shall be governed by and construed in all respects in accordance with the laws of Malaysia.

5.3 Any dispute arising out of or in connection with this Guarantee, including any question regarding its existence, validity or termination, shall be referred to and finally resolved

Exhibit 99.2

by arbitration administered by the Asian International Arbitration Centre (“AIAC”), in accordance with the AIAC Arbitration Rules for the time being in force, which rules are deemed to be incorporated by reference in this clause. The arbitral tribunal shall consist of a single arbitrator to be appointed by the Director of the AIAC for the time being and the seat of arbitration shall be Kuala Lumpur, Malaysia. The arbitral tribunal shall determine the costs and expenses to be borne by each party in relation to the arbitration. The decision of the arbitrator shall be final and binding on both parties.

5.4 The rights and liabilities under this Guarantee shall not be encumbered, transferred or assigned to any third party by the Guarantor unless agreed in writing and in advance by the Buyer.

5.5 No forbearance or delay by the Buyer in enforcing its respective rights will prejudice or restrict the rights of the Buyer and no waiver of any such rights or of any breach of any contractual terms will be deemed to be a waiver of any other right or of any later breach.

5.6 This Guarantee shall come into force on the date of the Agreement and is to be a continuing guarantee to the Buyer and shall remain in force until all of the Obligations of the Vendor have been fully performed and all sums payable to the Buyer have been fully paid under the Agreement. As from the expiry of this Guarantee, the Guarantor shall have no further obligations or liabilities under this Guarantee, whether this Guarantee is returned or not to the Guarantor.

5.7 No remedy conferred by any provision of this Guarantee is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given thereunder or existing at law or in equity, by statute or otherwise.

5.8 If any of the provisions of this Guarantee is judged to be illegal or unenforceable, the continuation in full force and effect of the remainder of them will not be prejudiced.

5.9 Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement. Any reference to “law” or “person” in this Guarantee shall have the same interpretation as in the Agreement.

5.10 A Notice to the Buyer and the Guarantor under this Guarantee shall be sent to the following address, or such other person or address as the Buyer or the Guarantor may notify to the other party from time to time.

(a)
If to the Buyer:-

MFS TECHNOLOGY (S) PTE LTD

801 Lorong 7 Toa Payoh #02-01 WBL Building Singapore 319319

Telephone: [*****]

Attention: [*****]

Email: [*****]

with a copy to:

Exhibit 99.2

JunHe LLP

26-28/F HKRI Centre One, HKRI Taikoo Hui 288 Shimen Road (No.1), Shanghai 200041, P. R. China

Attention: [*****]

Email: [*****]

(b)
If to the Guarantor:-

MAXEON SOLAR TECHNOLOGIES, LTD.

38 Beach Road #23-11

South Beach Tower

Singapore 189767

Attention: [*****]

Email: [*****]

5.11 Clause 1 (Definitions and Interpretation), Clause 11.4 (Variation), Clause 11.5 (Successors and assigns), Clause 11.6 (No Partnership or Agency), Clause 11.7 (Time of the Essence), Clause 11.8 (Costs and Expenses) (other than Clause 11.8.2), Clause 11.9 (Notices) (other than Clause 11.9.2), Clause 11.11 (Invalidity) and Clause 11.13 (Waivers) of the Agreement shall apply mutatis mutandis to this Guarantee as if incorporated by reference.

IN WITNESS WHEREOF this Guarantee has been executed on 23 January 2026

For and on behalf of

MAXEON SOLAR TECHNOLOGIES, LTD.

(Registration No.: 201934268H)

in the presence of:-

/s/ Jasmine Sim

...................................................

Name: Jasmine Sim

Designation: HR Executive

) ) ) )	/s/ Dmitri Hu ................................................... Name: Dmitri Hu Designation: Authorized Signatory

Exhibit 99.2

We hereby acknowledge, confirm and agree to the Parent Company Guarantee dated 23 January 2026 from MAXEON SOLAR TECHNOLOGIES, LTD. and the contents therein.

Yours faithfully,

for and on behalf of MFS TECHNOLOGY (S) PTE LTD

/s/ Tan Bian Ee

...................................................

Name: Tan Bian Ee

Designation: Director